UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-38261

Kaixin Auto Holdings

(Registrant’s name)

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Timing of Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019

Kaixin Auto Holdings (the “Company”) is furnishing this current report on Form 6-K to indicate its reliance on the order issued by the Securities and Exchange Commission (the “SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to meet a filing deadline as a result of the novel coronavirus (COVID-19) outbreak (Release No. 34-88465) (the “Order”) to delay the filing of its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

The Company is headquartered in Beijing, China and conducts all of its business in various cities in China, including Wuhan, the original epicenter of the COVID-19 outbreak. As a result of the outbreak and spread of COVID-19, and government and business continuity measures adopted in response thereto, the Company closed its corporate offices and auto dealership outlets across the group and requested that all employees either work remotely or work at office premises in shifts for limited periods of time. Restrictions on access to the Company’s facilities have resulted in delays in the preparation of the Company’s financial statements for the year ended December 31, 2019. This, in turn, has hampered the Company’s ability to file the Annual Report by the original filing deadline of April 30, 2020. The Company expects, in reliance on the Order, to file the Annual Report with the SEC no later than June 14, 2020.

Risk Factor Related to COVID-19

In light of the COVID-19 pandemic, the Company will be including the following risk factor in its Annual Report:

The COVID-19 outbreak could significantly disrupt our operations and adversely affect our results of operations.

China has recently experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The severity of the outbreak in certain provinces, such as the Hubei Province, and municipalities, such as Wuhan, resulted in travel restrictions, delay in resumption of service and mass production and the related quarantine measures imposed by the government across China and materially affected general commercial activities in China. Because substantially all of our operations are conducted in China, the outbreak of COVID-19 has caused a disruption to our business. In particular, one of our Dealerships is located in Wuhan, the original epicenter of the outbreak. In late January, 2020, in response to intensifying efforts to contain the spread of the coronavirus, we closed all of our Dealership Outlets and corporate offices. In March 2020, we gradually resumed our operations in various cities, but customer traffic to our Dealership Outlets has remained significantly lower than comparable periods before the COVID-19 outbreak. We currently are unable to predict the duration and severity of the spread of COVID-19, the responses thereto, and their impact on our business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented, financial and other market reactions to the foregoing, and reactions and responses of communities and societies. Based on the business disruption and reduced customer demand we have experienced to date, we expect that the COVID-19 outbreak will likely have a significant adverse impact on our results of operations in 2020.

Any similar future outbreak of a contagious disease, other adverse public health developments in China and around the world, or the measures taken by the governments of China or other countries in response to a future outbreak of a contagious disease may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our production facilities and offices or otherwise disrupt our business operations and adversely affect our results of operations.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its filings with the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this report is as of the date of this report, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Auto Holdings

	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer

Date: April 28, 2020